

November 15, 2013

<u>Via E-mail</u>
Fred Luke
President
Green Automotive Company
23 Corporate Place, Suite 150
Newport Beach, CA 92660

   Re: **Green Automotive Company**
       Amendment No. 4 to Form 8-K
       Filed October 18, 2013
       File No. 000-54049

Dear Mr. Luke:

  We have reviewed your response to our letter dated February 11, 2013 and have the following additional comments.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 23. We have not received a copy of the Frost and Sullivan materials you cite in your amended Form 8-K. Please provide us with a copy of these materials.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 6

Liberty Transaction, page 9

2. We note your response to prior comment 7. Please place the information in the first sentence of the first paragraph on page 11 in context by disclosing the average years of experience of the LEC team and briefly explaining the significance of aggregate years of experience to an understanding of your business.

3. We note your response to prior comment 8 and the disclosure that the test program for the Liberty E-Range will be completed in mid-2013. Please revise to disclose whether the test program is completed and clarify whether this will affect when you will bring the vehicles to market.

4. We note your response to prior comment 9. Please discuss your dependence on Navistar in Management's Discussion and Analysis and add a risk factor describing the attendant risks.

5. We note your revised disclosure in the first paragraph on page 14 regarding the impact of a decrease in funding on your ability to meet your obligations under the agreement with Don Brown Bus Sales, Inc. Please add a risk factor describing the risks in this regard.

6. Please file a written summary of the amendment to the initial agreement which increased the bus order as a material contract with the next amendment or advise.

Government Approvals and Regulations, page 16

7. We note your response to prior comment 25 and your disclosure that you are in compliance with certain regulations. Please identify and discuss in greater detail specific existing or probable government regulations that are material to an understanding of your business.

8. Additionally, we note from your revised disclosure in the last paragraph on page 12 that you participate in grant-based research programs. Please identify and discuss these programs here and add risk factor disclosure describing the attendant risks of dependence on or participation in grant-based programs.

Exhibit 99.3 – Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro-Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2012

9. On June 28, 2012, you entered into a Stock Exchange Agreement with Liberty Electric Cars, and the transaction closed on July 23, 2012. In this regard, the related Form 8-K should have been filed within four business days of the acquisition. This Form 8-K was required to present pro forma financial statements for the latest interim period that preceded the acquisition. Such presentation aligns the interim pro forma financial statements with the interim financial statements of the acquired business provided in accordance with Rule 8-04 of Regulation S-X. Therefore, please revise your filing to include an unaudited pro forma statement of operations for the six months ended June 30, 2012, in lieu of your current presentation of an unaudited pro forma statement of operations for the nine months ended September 30, 2012.

You may contact Juan Migone at (202) 551-3312, David Humphrey, Accounting Branch Chief, at (202) 551-3211, Nolan McWilliams at (202) 551-3217, or me at (202) 551-3642 with any questions you may have.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Craig Butler, Esq.